

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207



05009003

US SEC EXEMPTION
FILE NO. 82-3572

20 May 2005


RECEIVED
JUN 14 2005
WASH. D.C.
152
SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached the SEC Form 17-Q of JG Summit Holdings, Inc. containing the unaudited consolidated financial statements as of and for the period ended March 31, 2005.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd

COVER SHEET

OSCAR L. GOMEZ
2005 MAY 13 PM 2:41

184044

SEC Registration Number

J G SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

12	31
Month	Day

(Fiscal Year)

17Q
(Form Type)

Month Day
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier


MAY 13 2005

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER


SEC HRAD
MAY 1 3 2005
23
CENTRAL RECEIVING AND RECORDS DIVISION
By

1. For the quarterly period ended March 31, 2005
2. Commission identification number 184044
3. BIR Tax Identification No 000-775-860
4. Exact name of registrant as specified in its charter JG Summit Holdings, Inc.
5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)
7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2005 vs. March 31, 2004

JG Summit posted a strong 1st quarter operating performance for this year as compared to the same period last year. Our company registered a significant jump in net income from ₱474.3 million for the first quarter last year to ₱792.6 million this year for the same period.

Consolidated revenues were up 15.2%, from ₱14.23 billion last year to ₱16.40 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our telecoms business mainly from the revenue generated by our mobile phone business. Sales of our other business units such as textile and air transportation also contributed to the increase. Even our investment income, which includes income from our capital markets business and interest income from various investment portfolio boosted our company's revenues. Not all business units, however, registered a rosy picture as revenues from our petrochemicals business dropped by as much as 33%.

Gross profit for the 1st three months of the year amounted to ₱4.83 billion, slightly higher than last year's ₱4.70 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 9.5% from ₱3.63 billion for the first three months last year to ₱3.97 this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Interest expense incurred for the 1st quarter was slightly up 3.3%, from ₱1.49 billion last year to ₱1.54 billion this year. Our Company was able to manage the interest costs due in part to the appreciation of the value of peso against the US dollars.

Net operating income resulted to an increase of 40.8% for the three months of the period from last year's ₱643.0 million.

Other charges account, which include, among others, goodwill amortization, provision for probable losses net of foreign exchange gains, was reduced this year to only ₱74 million as compared to the same period last year of ₱102.2 million.

FOODS

Universal Robina Corporation (URC) registered a consolidated net sales and services of ₱7.8 billion for the three months ended December 31, 2004, an increase of 21.9% over the same period of last year despite highly competitive environment and depressed economic condition marked by political and security concerns. Revenue growth was led again by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and improved revenues of its commodity foods business, notably flour business. URC's gross margin improved by 9.1% compared to the same period of last year to ₱1.9 billion. Income from operations on the other hand, was down by 4.4% to ₱613.8 million compared to ₱642.1 million recorded last year due to higher operating expenses. Operating expenses increased by 17.0% to ₱1.3 billion as a result of expanding regional operations and sustained marketing activities particularly on international business. Net income for the first quarter of fiscal year 2005 was slightly lower by 1.7% to ₱542.9 million compared to the same period of last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱ 1.3 billion for the three months ended December 31, 2004, reflecting an 11.3% increase from the ₱1.2 billion realized in the same period last year.

The Company's revenues and operating income are expected to improve further in the succeeding quarters of the fiscal year as it continues to expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, continuously improve product quality and better its cost competitiveness by streamlining plant operations and increasing cost efficiencies.

The Company's and its majority-owned subsidiaries' key performance indicators are growth in sales, gross margin, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) and net income measured from period to period.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.26 billion for the first quarter of fiscal year 2005, reflecting a 26% increase from last year's ₱1.0 billion. The Company was able to achieve a 17.8% growth in Income from Operations, from last year's ₱373.2 million to ₱439.7 million this year. EBITDA amounting to ₱722.4 million this year shows 27% increase from last year's balance of ₱567 million. Net income for the three months ended December 31, 2004 stood at ₱302.1 million, up by 19% from last year's ₱254.7 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 62% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱778.9 million as against last year's ₱659.9 million. The 18% increase is due to improved rental of space in Robinsons Galleria and Robinsons Place – Manila and the increase in revenue contribution of newly-opened malls such as Robinsons Supercenter in Cainta, Robinsons Place – Lipa and Robinsons Place – Dasmariñas.

RLC's High Rise Buildings Division registered a 33% growth in revenues from ₱218.5 million last year to ₱290.2 million this year. This is mainly due to the recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City and Robinsons Place Residence in Manila. Also, lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center), which have become the choice corporate addresses of reputable multinational and domestic companies, increased by 29% from ₱44.0 million to ₱56.9 million over the same period.

The Hotel Division, a major contributor to the Company's recurring revenues, registered gross revenues of ₱116.8 million for the first quarter. The Company's two remaining hotels and apartelle continue to register satisfactory occupancy rates. The three-month average occupancy rates of Holiday-Inn Galleria Manila (HIGM), Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong stood at 76%, 71% and 58%, respectively. The Crown Plaza Hotel will open in 2nd Quarter of the calendar year.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱77.0 million, 34% higher than last year's ₱57.5 million. The higher revenue can be attributed to higher units sold and project completion.

Real Estate cost increased by 30% from ₱396.8 million last year to ₱516.7 million mainly due to higher maintenance and depreciation cost for the commercial division and incremental cost of condo and housing due to additional units sold. General and Administrative expense increased by 15% mainly due to additional malls. Direct costs, such as advertising and commission, increased due to higher revenues of both Housing and High-Rise Divisions.

RLC's key performance indicators are revenue growth, EBIT, EBITDA, Net Income and Debt to Equity Ratio.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues rose to ₱2,148.8 million for the three months ended March 31, 2005, a 22.3% increase from ₱1,756.3 million for the three months ended March 31, 2004.

Consolidated costs and expenses amounted to ₱2,072.2 million for the three months ended March 31, 2005, or an 18.3% increase from ₱1,751.1 million for the three months ended March 31, 2004. This consisted substantially of marketing, selling and cost of sales; network related expenses; staff-related and other administrative expenses; and depreciation expense.

As a result of the foregoing, DIGITEL incurred a consolidated operating income of ₱76.6 million for the three months ended March 31, 2005 compared to ₱5.2 million for the same period in 2004.

Net consolidated other charges amounted to ₱485.7 million for the three months ended March 31, 2005. The 50.9% increase from ₱321.8 million for the three months ended March 31, 2004 was mainly due to ₱313.4 million interest on bonds issued by a foreign subsidiary. As a result, consolidated pre-tax accounting loss amounted to ₱409.1 million for the three months ended March 31, 2005 compared to ₱316.5 million for the three months ended March 31, 2004.

DIGITEL registered a higher consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱795.9 million despite a consolidated net loss of ₱451.3 for the three months ended March 31, 2005. For the three months ended March 31, 2004, consolidated EBITDA was ₱595.5 million while consolidated net loss was ₱299.5 million.

TEXTILES

Litton Mills, Inc.'s reported revenue for the three-month period ended December 31, 2004 amounted to ₱631.8 million, increased by 19% over last year's ₱531.4 million. This can be attributed to the increase in sales volume of woven category by 4%. Operating expenses slightly increased by 2% as compared to last year same period. As a result, net income amounted to ₱6.5 million from last year's ₱3.3million.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue decreased by 33% during the period from last year's ₱1.66 billion to this year's ₱1.11 billion, as a result of decrease in sales volume by 61% despite increase in average selling price by 72%. As of December 31, 2004, operating expenses slightly decreased by 3% from ₱203.4 million last year to ₱197.1 million this year. Net loss increased from ₱32.8 million last year to ₱130.3 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱1.85 billion for the three-month period ended March 31, 2005, a 3% increase over last year's ₱1.79 billion for the same period. Domestic operations reported 1% revenue growth due to bigger market share while regional operations registered 11% growth. Operating expenses increased by 12%, from ₱1.7 million last year to ₱1.9 million this year. Increase in operating expenses resulted to this year's net loss of ₱54.1 million, a complete turnaround from last year's net income of ₱91.8 million.

EQUITY EARNINGS

Equity earnings were reported at ₱219.7 million for the three-month period ended March 31, 2005, down by 16.2% from last year's equity earnings of ₱262.4 million. The decrease was attributable to lower equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

March 31, 2005 vs. December 31, 2004

As of March 31, 2005, the Company's balance sheet remains solid, with consolidated assets of ₱181.28 billion from ₱176.28 billion as of December 31, 2004.

Cash and cash equivalents slightly increased from ₱8.02 billion as of December 31, 2004 to ₱8.52 billion as of March 31, 2005. The principal sources of cash were from operating activities amounting to ₱2.4 billion. As of March 31, 2005, net cash used in investing activities amounted to ₱2.7 billion, while net cash provided by financing activities amounted to ₱776 million. Temporary cash investments, which consist mostly of investments in debt securities, increased by 1.7% from ₱21.57 billion as of December 31, 2004 to ₱21.95 billion as of March 31, 2005. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱29.59 billion as of year-end 2004 to ₱30.46 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 6.9% from ₱17.3 billion as of December 31, 2004 to ₱18.5 billion as of March 31, 2005 mainly due to higher installment sales of the property sector.

Inventories grew by 14.6% from ₱9.39 billion as of December 31, 2004 to ₱10.77 billion as of March 31, 2005 due to increase in materials in transit of food business.

Other current assets increased by 8.5% from ₱2.55 billion as of year end 2004 to ₱2.76 billion as of March 31, 2005 due to higher input tax during the period.

Accounts payable and accrued expenses increased by 9.5% from ₱19.64 billion as of year-end 2004 to ₱21.51 billion mainly due to higher accrued expenses and increased finance liabilities.

Notes payable increased by 24.3% from ₱8.41 billion as of December 31, 2004 to ₱10.45 billion as of March 31, 2005 due to additional loans during the period.

Estimated land development costs significantly increased by 130.2% to ₱1,324.1 million in 2005 from ₱575.2 million in 2004 due to real estate business' additional cost of various projects.

Income tax payable increased from ₱105.0 million as of year end 2004 to ₱419.7 million as of March 31, 2005 due to higher provision for income tax during the period.

Customers' deposits and other current liabilities grew from ₱3.55 billion to ₱4.73 billion due to increase in unrealized gross profit by 100%, which can be attributed to additional units sold for various high-rise and housing projects.

Long-term debt, including current portion, went down by 3% from ₱59.28 billion as of December 31, 2004 to ₱57.52 billion due to partial payment of supplier's credit agreement.

Stockholders' equity grew to ₱66.68 billion as of March 31, 2005 from ₱65.97 billion at the end of 2004. Book value per share improved from ₱9.71 per share as of December 31, 2004 to ₱9.81 per share as of March 31, 2005.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2005 and December 31, 2004 and for the three months ended March 31, 2005 and 2004:

- Revenues amounted to ₱16.40 billion for the three months ended March 31, 2005, up by 15% from last year's ₱14.2 billion.
- EBIT increased by 21.6% to ₱2.57 billion as against last year's ₱2.11 billion.
- EBITDA increased by 20% from ₱3.64 billion in 2004 to ₱4.37 billion for the three months ended March 31, 2005.
- As of March 31, 2005, current ratio stood at 1.49:1 compared to 1.60:1 as of December 31, 2004.
- Financial debt to equity ratio stood at 1.02:1 as of March 31, 2005 as against 1.03.1 as of December 31, 2004 while Net debt to equity ratio decreased to 0.56:1 from 0.58:1 as of December 31, 2004.

The manner by which the Company calculates the above key performance indicators for both year-end 2005 and 2004 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity.

As of March 31, 2005, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 05/12/2025



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 05/12/2025

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P8,517,289**	P8,015,823
Temporary investments - net	**21,948,208**	21,572,708
Receivables - net	**18,525,737**	17,324,555
Inventories - net (Note 2)	**10,769,831**	9,394,912
Other current assets	**2,764,831**	2,547,503
Total Current Assets	**62,525,896**	58,855,501
Investments in Associates and Advances - net	**18,321,038**	18,669,693
Investments in Real Properties - net	**18,452,029**	18,137,152
Property, Plant and Equipment - net	**71,906,169**	70,829,636
Other Assets	**10,070,423**	9,783,159
	P181,275,555	P176,275,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P21,513,851**	P19,640,956
Notes payable	**10,452,334**	8,406,980
Current portion of long-term debt (Note 3)	**3,509,652**	4,509,603
Estimated liability for property and land development	**1,324,128**	575,189
Income tax payable	**419,670**	105,051
Customers' deposits and other current liabilities	**4,734,319**	3,547,414
Total Current Liabilities	**41,953,954**	36,785,193
Long-term Debt - net of current portion (Note 3)	**54,010,189**	54,769,605
Due to Affiliated Companies and Other Liabilities	**8,118,104**	8,220,834
Total Liabilities	**104,082,247**	99,775,632
Minority Interest in Consolidated Subsidiaries	**10,515,776**	10,528,815
Stockholders' Equity	**66,677,532**	65,970,694
	P181,275,555	P176,275,141

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2005	2004
REVENUES		
Foods	P7,787,830	P6,388,186
Telecommunications	2,148,782	1,756,319
Air transportation	1,848,001	1,794,988
Real estate and hotels	1,261,678	1,002,806
Petrochemicals	1,113,148	1,661,913
Textiles and other supplementary businesses	661,543	568,395
Equity in net earnings of associates	219,782	262,409
Interest, investment and other income	1,355,979	794,477
	16,396,743	14,229,493
COST AND EXPENSES		
Cost of sales and services	9,977,712	8,465,890
Operating and other expenses	3,973,667	3,630,219
Interest expense	1,539,962	1,490,385
	15,491,341	13,586,494
NET OPERATING INCOME	905,402	642,999
OTHER INCOME (EXPENSES) - net	(73,985)	(102,218)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	831,417	540,781
PROVISION FOR (BENEFIT FROM) INCOME TAX		
Current	387,331	106,013
Deferred	(153,502)	40,246
	233,829	146,259
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	597,588	394,522
NET LOSSES APPLICABLE TO MINORITY INTEREST	194,996	79,739
NET INCOME	P792,584	P474,261
Earnings Per Share (Note 4)	P0.12	P0.07

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2004 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2005 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Three Months Ended March 31	
	2005	2004
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	P6,895,274	P6,895,274
Preferred - 426,900,000 shares (Note 6)	426,900	-
Additional paid-in capital	7,642,633	5,961,714
Accumulated translation adjustment	1,273,210	1,291,686
Retained earnings		
Beginning	50,440,412	44,881,325
Net income	792,584	474,261
Cash dividends - preferred shares	(71,633)	-
End	51,161,363	45,355,586
Treasury stock -at cost	(721,848)	(721,848)
	P66,677,532	P58,782,412

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Three Months Ended March 31	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	P597,588	P394,522
Adjustments for:		
Depreciation and amortization	1,801,061	1,527,309
Interest expense	1,539,962	1,490,385
Interest income	(851,542)	(841,705)
Provision for doubtful accounts	47,538	152,162
Equity in net earnings of associates	(219,782)	(262,409)
Operating income before working capital changes	2,914,825	2,460,264
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	(1,231,331)	(241,567)
Inventories	(1,374,919)	(394,458)
Other current assets	(217,328)	(112,465)
Other assets	(434,070)	(355,181)
Increase (decrease) in:		
Accounts payable and accrued expenses	1,509,367	2,334,319
Income tax payable	314,619	282,414
Customers' deposits and other current liabilities	1,186,905	(30,679)
Net cash generated from operations	2,668,068	3,942,647
Interest received	834,153	774,287
Interest paid	(1,104,801)	(2,147,008)
Net cash provided by operating activities	2,397,420	2,569,926
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	(375,500)	3,731,771
Investments in associates and advances	-	-
Property, plant and equipment	(2,730,788)	(2,115,297)
Investments in real properties	434,062	(964,014)
Net cash provided by (used in) investing activities	(2,672,226)	652,460
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	2,045,354	(136,089)
Long-term debt	(1,386,237)	(7,290,843)
Due to affiliated companies and other liabilities	6,830	2,097,332
Minority interest in consolidated subsidiaries	181,958	23,733
Cash dividends paid	(71,633)	-
Net cash provided by (used in) financing activities	776,272	(5,305,867)
NET DECREASE IN CASH AND CASH EQUIVALENTS	P501,466	(P2,083,481)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,015,823	10,030,588
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P8,517,289	P7,947,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for derivative instruments and temporary investments which are stated at market and hog market stock which is stated at net realizable value (NRV).

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2005 and 2004 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2005	2004
Foods		
Universal Robina Corporation and Subsidiaries (URC)	86.12	86.12
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	90.11	91.89
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.90	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00

	Effective Percentage of Ownership	
	2005	2004
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	82.28
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
At cost:		
Finished goods - net	P2,264,565	P1,636,712
Raw materials	2,915,387	2,756,675
	5,179,952	4,393,387
At net realizable value:		
Work-in-process	399,519	410,863
Spare parts, packaging materials and other supplies	2,504,983	2,319,733
Poultry and hog breeder stock, market stock and by-products	630,126	645,685
Subdivision land and condominium and residential units for sale	701,491	701,539
	4,236,119	4,077,820
Materials in-transit	1,353,760	923,705
	P10,769,831	P9,394,912

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	P 6,147,612	P 6,536,595
Philippine Peso:		
Term loan from a local bank at interest rate of 3 months Market 1 + 2.25%	1,000,000	1,000,000
	7,147,612	7,536,595
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over LIBOR	200,001	1,352,322
US$100 million 8 3/8% Notes Due 2006	2,990,975	2,987,524
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	4,888,907	5,031,251
US$ 100 million 9.25% Notes Due 2006	5,128,261	5,277,574
US$ 300 million 8.25% Notes Due 2008	16,040,871	16,507,913
US$ 125 million, 9% Guaranteed Notes Due 2008	7,042,625	7,034,500
Zero Coupon 12% Convertible Bonds Due 2013	10,746	11,059
Various bank borrowings	8,165,902	7,561,843
Minimum capacity purchase agreement	465,350	535,240
	44,933,638	46,299,226
Philippine Pesos:		
Capital lease obligation	2,475,540	2,475,540
Philippine Sugar Corporation, restructured loan payable in 25 equal annual amortizations	63,051	67,847
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	900,000	900,000
P1,000 million Bonds	1,000,000	1,000,000
DBP-JBIC Term loan	1,000,000	1,000,000
	5,438,591	5,443,387
	57,519,841	59,279,208
Less current portion	3,509,652	4,509,603
	P 54,010,189	P 54,769,605

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2005 was P54.747:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P56.341:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2005 and 2004:

	Three Months Ended March 31	
	2005	2004
Net income	**P 792,584**	P 474,261
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Earnings per share		
Basic	**P 0.12**	P 0.07

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 7,787,830**	P 6,388,186	**P 6,570,742**	P 5,912,792
Telecommunications	**2,148,782**	1,756,319	**2,686,766**	1,905,751
Petrochemicals	**1,113,148**	1,661,913	**1,258,046**	1,688,947
Air transportation	**1,848,001**	1,794,988	**1,601,921**	1,703,233
Real estate & hotels	**1,261,678**	1,002,806	**512,388**	752,959
Textiles and other supplementary business	**661,543**	568,395	**514,909**	563,387
Parent/International, capital and financial services	**1,575,761**	1,056,886	**1,454,436**	1,228,163
	P 16,396,743	P 14,229,493	**P 14,599,208**	P 13,755,232

	NET INCOME		TOTAL ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 467,539**	P 475,394	**P 45,177,454**	P 44,214,863
Telecommunications	**(226,195)**	(149,432)	**52,860,305**	47,255,951
Petrochemicals	**(107,237)**	(27,034)	**11,979,603**	11,833,346
Air transportation	**(54,127)**	91,755	**6,004,145**	2,333,444
Real estate & hotels	**272,199**	249,847	**23,986,677**	21,854,196
Textiles and other supplementary business	**(2,980)**	5,008	**4,291,791**	3,593,531
Parent/International, capital and financial services	**442,385**	(171,277)	**36,975,580**	39,320,773
	P 792,584	P 474,261	**P181,275,555**	P 170,406,104

	LIABILITIES		NET ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 25,497,175**	P 25,760,137	**P 19,680,279**	P 18,454,726
Telecommunications	**49,149,876**	42,536,856	**3,710,429**	4,719,095
Petrochemicals	**6,084,873**	5,682,417	**5,894,730**	6,150,929
Air transportation	**5,246,421**	1,538,987	**757,724**	794,457
Real estate & hotels	**12,298,008**	10,704,203	**11,688,669**	11,149,993
Textiles and other supplementary business	**1,947,989**	1,426,144	**2,343,802**	2,167,387
Parent/International, capital and financial services	**14,373,681**	23,974,948	**22,601,899**	15,345,825
	P 114,598,023	P 111,623,692	**P 66,677,532**	P 58,782,412

6. STOCKHOLDERS' EQUITY

Preferred Shares

On July 27 and August 2, 2004, the Company's Board of Directors (BOD) authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, The BOD further resolved that the preferred stock shall have a par value of P1.00 per share and an issue price of P5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date.

7. SUBSEQUENT EVENTS

On January 20, 2005, URC Philippines, Limited (URCPL), a subsidiary of URC, issued US$200 million, 8.25% Guaranteed Notes Due 2012 which are unconditionally and irrevocably guaranteed by URC. The Notes have a put option where noteholders may redeem the notes at its principal amount on January 20, 2010, the option date. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

The accompanying consolidated balance sheets include the financial statements of URC and its subsidiaries as of December 31, 2004 prior to the note issuance. Had the transaction been effected, total assets and liabilities would have increased by P10,949.4 million.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
March 31, 2005
(In Thousand Pesos)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	11,076,173	7,981,750	3,094,423
Less: Allowance for doubtful accounts	(2,043,273)	-	(2,043,273)
NET TRADE RECEIVABLES	9,032,900	7,981,750	1,051,150
NON-TRADE RECEIVABLES			
Finance receivables	2,785,884	2,785,884	-
Others	6,706,953	5,753,726	953,227
	9,492,837	8,539,610	953,227
	18,525,737	16,521,360	2,004,377